SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
BRIGHAM EXPLORATION COMPANY
(Name of Subject Company)
BRIGHAM EXPLORATION COMPANY
(Names of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
109178103
(CUSIP Number of Class of Securities)
Kari A. Potts
General Counsel and Corporate Secretary
Brigham Exploration Company
6300 Bridge Point Parkway, Building 2, Suite 500
Austin, Texas 78730
(512) 427-3300
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
With copies to:
Joe Dannenmaier
Amy Curtis
Thompson & Knight LLP
One Arts Plaza
1722 Routh Street, Suite 1500
Dallas, TX 75201-2533
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Schedule 14D-9 consists of the following documents relating to the proposed acquisition of Brigham Exploration Company (“Brigham”) by an indirect wholly owned subsidiary (“Merger Sub”) of Statoil ASA (“Statoil”) pursuant to the terms of an Agreement and Plan of Merger, dated October 17, 2011, by and among Brigham, Statoil and Merger Sub: (i) a Press Release of Brigham, dated October 17, 2011; and (ii) the script of oral presentations by certain officers of Brigham to Brigham’s employees on October 17, 2011.
Additional Information
The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Brigham Exploration Company (“Brigham”) or any other securities. On the commencement date of the Offer, (i) a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Statoil ASA (“Statoil”) with the United States Securities and Exchange Commission (the “SEC”), and (ii) a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed by Brigham with the SEC. The offer to purchase shares of Brigham’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND SECURITIES HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other public documents filed with the SEC at the website maintained by the SEC at www.sec.gov.

NEWS RELEASE FOR IMMEDIATE RELEASE
BRIGHAM EXPLORATION COMPANY ANNOUNCES MERGER AGREEMENT WITH STATOIL ASA
     Austin, TX — October 17, 2011 — Brigham Exploration Company (NASDAQ: BEXP) and Statoil ASA (OSE: STL, NYSE: STO) announced today that the companies have entered into a definitive merger agreement for Statoil ASA to acquire Brigham Exploration Company for US$36.50 per share by means of an all-cash tender offer for all of the issued and outstanding shares of Brigham Exploration Company. The Brigham Exploration Company board of directors has unanimously recommended to its shareholders that they accept the offer.
     Bud Brigham, Chairman, President and CEO stated: “A bigger enterprise with a larger balance sheet will be better positioned to take advantage of our large and growing inventory of Williston Basin drilling locations and the associated assets. In addition to their very strong balance sheet, Statoil empowers their employees to leverage their impressive technological resources to innovate, matching up very well with our culture and our entrepreneurial technical staff. We are excited to see this transaction completed and look forward to having our assets and employees integrate with the Statoil organization and the substantial asset position that they are growing in their onshore U. S. business.”
     The tender offer is expected to commence by October 31, 2011. The acquisition is subject to the terms and conditions set forth in the merger agreement, including a condition that at least a majority of the outstanding shares of Brigham Exploration Company are tendered, that the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated and other customary conditions. If the tender offer is completed, un-tendered shares of Brigham Exploration Company will be converted into the right to receive the same US$36.50 per share price paid in the tender offer. The transaction is expected to close late in 2011 or early in 2012.
     Brigham Exploration Company has engaged Jefferies & Company, Inc. as its financial advisor in connection with this Offer. Its legal advisor is Thompson & Knight LLP.
Additional Information
     The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Brigham Exploration Company or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of Brigham Exploration Company common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER

STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The merger agreement and the tender offer statement will be filed with the SEC by Statoil ASA and the solicitation/recommendation statement will be filed with the SEC by Brigham Exploration Company. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov.
About Brigham Exploration
Brigham Exploration Company is an independent exploration, development and production company that utilizes advanced exploration, drilling and completion technologies to systematically explore for, develop and produce domestic onshore oil and natural gas reserves. For more information about Brigham Exploration, please visit our website at www.bexp3d.com or contact Investor Relations at 512-427-3444.
Forward-Looking Statement Disclosure
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of the federal securities laws. Important factors that could cause our actual results to differ materially from those contained in the forward-looking statements include early initial production rates which decline steeply over the early life of wells, particularly our Williston Basin horizontal wells for which we estimate the average monthly production rates may decline by approximately 70% in the first twelve months of production, our growth strategies, our ability to successfully and economically explore for and develop oil and gas resources, anticipated trends in our business, our liquidity and ability to finance our exploration and development activities, market conditions in the oil and gas industry, our ability to make and integrate acquisitions, the impact of governmental regulation and other risks more fully described in the company’s filings with the Securities and Exchange Commission. Forward-looking statements are typically identified by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements may be expressed differently. All forward-looking statements contained in this release, including any forecasts and estimates, are based on management’s outlook only as of the date of this release, and we undertake no obligation to update or revise these forward-looking statements, whether as a result of subsequent developments or otherwise.
Contact:	Rob Roosa, Director of Finance & Investor Relations (512) 427-3300

A New Beginning
[Remarks by Ben M. Brigham, President, Chief Executive Officer and Chairman of the Board of Brigham]
Our company has entered into a merger agreement with Statoil. As many of you know, Statoil is a very large well respected international oil and gas company that is based out of Norway. In the merger, Statoil will be tendering to purchase all of our stock at a price of $36.50 per share. Obviously, that’s a good thing for those of you who have equity, as you will receive accelerated vesting and cash. Management, and our board, believes that combining with Statoil provides an outstanding opportunity for you as employees, to take the company to even higher levels.
There are important words you’ll hear us discuss, words that describe attributes of Brigham Exploration that many of you cherish. These attributes include retaining your job, right here in Austin, and working in an entrepreneurial and fun environment with a balanced and healthy lifestyle. Happily as you’ll hear, none of that changes. In fact, we expect you to continue to enjoy those elements, working with familiar faces, but also with more capital, resources and opportunities at your disposal.
And while change is not easy, it can be good. Those of us who are old timers remember the previous really big change we had, when we announced we were moving to Austin. I remember some cried, some refused to move, and most were very nervous and anxious about the change. If you were not with us in 1997, just ask Randy Blair, Frida, Gerry, Christi, David, Erik Hoover, John Plappert, Lance or any of the other old timers what it was like. Clearly, that change wasn’t easy, in fact, it was hard, it turned out to be very good. This one will also.
On a personal level I’m sad, as we are turning the page to a new chapter, particularly for me. On the other hand I’m very excited, as the future is very bright for you as employees, and for all of us for that matter.
All that you’ve accomplished to date is almost beyond words. You weathered many storms in our industry over the years, and then helped discover the largest oil field found in North America in decades. Subsequently, your innovation and hard work expanded the Williston Bakken field by at least 5000 square miles, or by over 3 million acres, and as a result you’re now in the early stages of developing potentially the largest oil field ever found in North America. You’re making history. Your efforts have helped create thousands of jobs, positively impacting so many lives, of many, many people that you’ll never meet.
In the process we built an engine here at Brigham, that was so big and powerful it’s difficult for a small company like ours to manage. The board and management team came to realize that this engine needed a bigger chassis, and worried that the wrong company would come along and buy it. Fortunately the right company came along, and that’s Statoil.
So the stars lined up, and although Statoil is a 75 billion dollar company, in several key ways they are a lot like Brigham, which is remarkable given their size. Very, very importantly, you are a primary reason they were interested in Brigham. They need you, each and every one of you, doing what you’re doing now — though now you will have more resources at your disposal. They are determined to build on what we do well, and where possible to improve your work environment, such that you’ll stay on board to build the premier resource company in the world.
Many of you know that one of the challenges we always had as a small company was providing growth opportunities for those who wanted to advance their careers in different areas. As a small company we just had a very limited number of slots, and therefore we provided very limited advancement options. I know that created some frustration at times. That changes with Statoil’s purchase of our company, in that there will be tremendous opportunities for growth given their size and ambitions here in Austin, and the world. Given the talent we have here, particularly the young emerging shining stars, I found that to be one of the most exciting attributes of this combination.
So again, this company is staying right here in Austin. Statoil agrees with us that Austin provides substantial competitive advantages, Austin is one of the reasons we’ve been able to attract and retain all of you, you are the very best in the business. As David will tell you, they plan to expand this office here in Austin, you will provide them a platform for growth.
Initially, you will be managing only our current assets, but over time you may have the opportunity to expand and work in other resource plays. Mark Powers and the others involved in searching for new plays will find that they’re part of a company that, unlike us, has immense capital resources ready to invest in quality plays and projects.
Very importantly, and really quite remarkably, Statoil possesses similar values and a similar culture to Brigham. There will be almost no change in that regard. They recognize that to be successful in America, they have to allow their employees to work like Americans. “Don’t mess with Texas,” and they are determined not to mess with a good thing here. Like us, but unusual for a large enterprise, they also strive to empower their employees to be successful.
Also like us, Statoil believes in a healthy, balanced and comfortable environment for their employees. In fact, they’re apparently developing some ideas to enhance your facilities and expand on the special and unusual benefits that we are providing.
They also match up with us in that Statoil leverages technology, you will be very impressed with the success they’ve enjoyed exploring and drilling in the water, in the harshest and most challenging environments around the world. They have huge discoveries that will come on line several years out, and your Williston efforts will provide the reliable and consistent production and reserve growth they need to complement that high risk high reward activity. We’ve seen their facilities in Norway first hand, and they have exciting technological resources and support that will be available to assist you in your efforts.
Importantly also, as far as your day to day activities you’ll be continuing to report to familiar Brigham employees, there will be no strangers thrust in here as new management. Lance, Jeff, Erik, Ken and others, including Russ managing our Williston office, will be providing the leadership at the top of this organization, and it’s about time that I got out of their way. It’s been a pleasure watching them grow. I know you don’t all get to see the kind of respect they command with investors and other industry leaders, but I have. When Lance and Jeff are presenting at a conference or in a breakout it’s generally standing room only, and that’s largely due to all that you as our Brigham team have accomplished.
So that’s a general summary. The goal here is simply to compound our success, by continuing to do what you do so well, while lessening the constraints that have hampered us, Statoil provides you with ready capital and technical resources to do just that.
With that, I’m going to turn it over to David to provide you with additional information. David...
[Remarks by David T. Brigham, Executive Vice President — Land and Administration of Brigham]
•	A few of us, Bud, Gene and I will be transitioning out, but Lance, Jeff, Ken, Erik and others will step in as the management team here in the Austin office, with the help of at least one management level person from Statoil. Statoil will also be bringing in some resource R&D support, but we will leave that to them to further communicate.

•	Statoil has informed us that they need all of our employees. That was one of the, if not their top, consideration in pursuing our company. They have been following our success and know that success is the result of your efforts and talents. They are very excited to have that talent under the Statoil umbrella.

•	On that, they have plans for significant growth in the Austin office. One of the first things they want to do is for us to take down the 3rd floor for growth and that may just be the start. Like us, they believe Austin is a great place to retain and grow a successful business with all that it offers.

•	Though Statoil has informed us that they want everyone to stay, the Board has also put in place Severance and Retention Plans for your protection. Under the terms of those Plans, if within 2 years of closing you are terminated, other that for cause, you would be entitled to a severance payment somewhere between 1 and 1.5 times your annual salary, depending upon your employment term.

•	In addition, the Board has put in place a Retention Bonus Plan. As long as you continue with the Company for at least a year after closing, you will receive a retention bonus in an amount equal to 50% of your base salary. Again, however, Statoil has informed us that they want to retain everyone.

•	You will also be very impressed with Statoil’s benefit Plans. We believe we have always provided a pretty rich benefit plan, and theirs is even better.

•	We are going to remain here available to answer questions and Bill Maloney, who is Statoil’s Executive VP of North America will be here around this afternoon to visit with you and also answer questions.